Exhibit 99. (a) (5) (K)

To:	Eligible Participants in Progress Software’s Offer to Amend Certain Options

From:	Progress Software Corporation

Subject:	Exercise of Eligible Options

Date:	February 16, 2007

We would like to remind you of one of the terms of Progress Software Corporation’s tender offer.
If you exercise an Eligible Option before it is re-priced in your E*Trade account, which will not be until several days after the expiration date of the tender offer, you will be subject to, and solely responsible for, the taxes and penalties imposed by Section 409A, even if you previously submitted a Letter of Transmittal to accept the tender offer.
The tender offer is currently scheduled to expire on February 21, 2007, but could be subject to further extension.